SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                    GLADSTONE RESOURCES, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

                   Common Stock, no par value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           376684-10-6
-----------------------------------------------------------------
                         (CUSIP Number)

                     Joseph A. Hoffman, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
               Dallas, Texas 75201 (214) 761-2100
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 19, 1999
-----------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [  ]


* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 376684-10-6


(1)  Name of Reporting Persons.      A Group comprised of:
                                                H. Wayne Gifford,
                                             Charles B. Humphrey,
                                               Johnathan M. Hill,
                                                     Fred Oliver,
                Sheila Irons, individually and as Trustee of the
                                       Humphrey Children's Trust,
                                                Katherine Murphy,
                      David Tyrrell, individually and as trustee
                     of the Katherine Desporte Tyrrell Trust, and
                                                       Clay Moore
     I.R.S. Identification
     Nos. of Above Persons (entities only)

                             Humphrey Children's Trust 75-6443648
                      Katherine Desporte Tyrrell Trust 75-2469842

(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting             3,285,692
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive        3,285,692
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned                3,285,692
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                       77.33%
     Amount in Row (11)

(14) Type of Reporting Person*                                 OO

CUSIP No. 376684-10-6


(1)  Name of Reporting Persons                Charles B. Humphrey
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting             1,080,819
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive        1,080,819
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned                1,080,819
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                       25.44%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

CUSIP No. 376684-10-6


(1)  Name of Reporting Persons                  Johnathan M. Hill
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [ x ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          BK

(5)  Check if Disclosure of Legal                            [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting             1,080,819
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive        1,080,819
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned                1,080,819
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                       25.44%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

CUSIP No. 376684-10-6


(1)  Name of Reporting Persons                        Fred Oliver
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting               259,397
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive          259,397
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned                  259,397
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        6.11%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

CUSIP No. 376684-10-6


(1)  Name of Reporting Persons     Sheila Irons, individually and
     IRS Identification                as Trustee of the Humphrey
     Nos. of the Above Persons                   Children's Trust
     (entities only)

(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting            302,630(1)
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive       302,630(1)
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned               302,630(1)
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        7.12%
     Amount in Row (11)

(14) Type of Reporting Person*                              IN/OO


(1) Includes 216,164 shares held by Humphrey Children's Trust for which the Reporting Person is Trustee, but disclaims beneficial ownership.

CUSIP No. 376684-10-6


(1)  Names of Reporting Persons   David Tyrrell, individually and
     I.R.S. Identification            as Trustee of the Katherine
     Nos. of Above Persons                 Desporte Tyrrell Trust
     (entities only)

(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares      (7)  Sole Voting            216,164(1)
                                Power
        Beneficially
                           (8)  Shared Voting                   0
      Owned by Each             Power

     Reporting Person      (9)  Sole Dispositive       216,164(1)
                                Power
           with:
                           (10) Shared Dispositive              0
                                Power

(11) Aggregate Amount Beneficially Owned               216,164(1)
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        5.09%
     Amount in Row (11)

(14) Type of Reporting Person*                              IN/OO


(1)  Includes 108,082 shares held by Katherine Desporte Tyrrell
     Trust for which the Reporting Person is Trustee, but disclaims beneficial ownership.

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D ("Statement") relates to common stock, no par value (the "Common Stock"), of GLADSTONE
RESOURCES, INC., a Washington corporation ("Issuer"). The principal executive offices of the Issuer are located at 3500 Oak
Lawn Avenue, Suite 590, Dallas, Texas 75219.


ITEM 2.   Identity and Background.
          -----------------------

     Pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is hereby filed jointly by (i) a group (the "Group") comprised of H. Wayne Gifford, Charles B. Humphrey, Johnathan M. Hill, Fred Oliver, Sheila Irons, individually and as trustee of the Humphrey Children's Trust, Katherine Murphy, David Tyrrell, individually and as trustee of the Katherine Desporte Tyrrell Trust, and Clay Moore, and (ii) each of the following individuals: (1) Charles
B. Humphrey, (2) Johnathan M. Hill, (3) Fred Oliver, (4) Sheila Irons, individually and as trustee of the Humphrey Children's Trust and (5) David Tyrrell, individually and as Trustee of the Katherine Desporte Tyrrell Trust (collectively, the "Reporting Persons"):

      (a)  and (b)    The names and residence or business address
of the Reporting Persons are:

               (i)  H. Wayne Gifford
                    Residence Address:
                    9110 Loma Vista
                    Dallas, Texas 75243

               (ii) Charles B. Humphrey
                    Residence Address:
                    3500 Lexington
                    Dallas, Texas 75205

               (iii)Johnathan M. Hill
                    Residence Address:
                    3506 Granada
                    Dallas, Texas 75238

               (iv) Fred Oliver
                    Residence Address:
                    8922 Fenchurch
                    Dallas, Texas 75238

               (v) Sheila Irons, individually and as trustee of the Humphrey Children's Trust
                    Residence Address:
                    2212 Salem
                    Carrollton, Texas 75006

               (vi) Katherine Murphy
                    Residence Address:
                    2005 Faulkner Dr.
                    Rowlett, Texas 75088

               (vii)David Tyrrell, individually and as
                    trustee of the Katherine Desporte
                    Tyrrell Trust
                    Residence Address:
                    12 Turtlecreek Bend
                    Dallas, TX  75204

               (ix) Clay Moore
                    Residence Address:
                    11830 Dixfield
                    Dallas, TX  75218

          (c) The present principal occupation or employment of, and the name, principal business and address of any corporation or other organization in which such employment is conducted by, the Reporting Persons are as follows:

               (i)       Mr. Gifford is the President and a
                         Director of Gifford Operating, Inc.,
                         4625 Greenville Avenue, Suite 202,
                         Dallas, TX  75206.  Mr. Gifford is also
                         active as an independent geological
                         consultant.

               (ii)      Mr. Humphrey is the President,
                         Treasurer, and Sole Director of Humphrey
                         Oil Corporation, 3500 Oak Lawn Avenue,
                         Suite 590, Dallas, Texas 75219, an oil
                         and gas exploration company, and the
                         President and a Director of Lindenshire, Inc., 3500 Oak Lawn Avenue, Suite 590, Dallas, Texas 75219, a real estate development company. Mr. Humphrey also is engaged in real estate development and investment individually and through numerous other partnerships, joint ventures and corporations.

               (iii)     Mr. Hill is the President of Hill &
                         Hill Production Company, P.O. Box
                         794127, Dallas, Texas 75379-4127, an oil
                         and gas production company, the
                         Secretary and Treasurer of Hill Energy
                         Company, P.O. Box 794127, Dallas, Texas
                         75379-4127, an oil and gas investment
                         company and the Vice President of HPC
                         Operating Company, P.O. Box 794127,
                         Dallas, Texas 75379-4127, an oil and gas operating company.

               (iv)      Mr. Oliver is the President of
                         Petroleum Ventures of Texas, Inc., 4625
                         Greenville Avenue, Suite 205, Dallas,
                         Texas, 75206, an oil and gas investment
                         company.  Mr. Oliver also is engaged in
                         geological and engineering consulting.

               (v)       Sheila Irons is Vice President and
                         Secretary of Humphrey Oil Corporation,
                         3500 Oak Lawn Avenue, Suite 590, Dallas,
                         Texas 75219, an oil and gas exploration
                         company.

               (vi)      Ms. Murphy is Vice President and
                         Assistant Secretary of Humphrey Oil
                         Corporation, 3500 Oak Lawn Avenue, Suite
                         590, Dallas, Texas 75219,, an oil and
                         gas exploration company.

               (vii)     Mr. Moore is a petroleum geologist
                         and an oil operator in Dallas, Texas.

               (viii)    Mr. Tyrrell is independent investor in
                         Dallas, Texas.

               The Reporting Persons have included as
               Exhibit 1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (d) and (e)    During the last five (5)
                    years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Reporting Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        The  Reporting  Persons  are
                    citizens of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          ------------------------------------------------

               On January 19, 1999, Mr. Gifford, Mr. Humphrey, Mr. Hill, Mr. Tatum, Mr. Oliver, Mr. Tyrrell, Ms. Irons (individually and as trustee of the Humphrey Children's Trust), Ms. Murphy and Mr. Moore purchased an aggregate of 2,973,000 shares of the Common Stock of the Issuer or approximately 69.97% of the Common Stock of the Issuer from Edward B. Brooks, Jr., Charles V. W. Brooks, Carol Brady, Rebecca Feldt and Debra Brooks Garrett (collectively, the "Sellers") in a privately negotiated transaction at a cash purchase price of approximately $.1060 per share for an aggregate consideration of $315,229.83 in cash pursuant to a Stock Purchase Agreement (the "Agreement") which is attached as Exhibit 2.

               Each Reporting Person, except Mr. Hill, used personal funds (or trust funds in the case of the trusts) to purchase the shares of Common Stock of the Issuer. Mr. Hill, a member of the Group, borrowed the funds he used to purchase the shares of Common Stock of the Issuer that he acquired in the transaction described in the preceding paragraph from Charles B. Humphrey on January 19, 1999, under a

               Promissory Note and Stock Pledge Agreement, copies of which are attached as Exhibit 4, which Promissory Note provides for interest upon any outstanding balance at 10% and is payable on February 28, 1999. The loan is secured under the Stock Pledge Agreement with Mr. Hill's 1,080,819 shares of Common Stock.

ITEM 4.   Purpose of Transaction.
          ----------------------
               The purpose of the acquisition is to acquire controlling interest in the voting securities of the Issuer. The Reporting Persons may, at some other future time, purchase additional shares of Common
          Stock, by open market purchase, private purchase or otherwise. Whether the Reporting Persons purchase or otherwise acquire any additional shares of Common
          Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' continuing assessment of pertinent factors including, among other things, the following:
          the availability of shares of Common stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Issuer; other business and investment opportunities available to the Reporting
          Persons; economic conditions; stock market conditions;
          the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of the Reporting Persons. Depending on the assessment of the factors noted above, the Reporting Persons may also, at some future time, dispose of shares of the Common Stock that they own or take other action with respect to such Common Stock that could result in a change in the corporate structure of the Issuer, although they have no plans at this time with respect to the nature or timing of any such disposition or change. Pursuant to an Agreement dated January 19, 1999, attached as
          Exhibit 3, the Sellers have agreed to take or cause to be taken all such action as is necessary to cause
          Johnathan M. Hill, Charles B. Humphrey, H. Wayne
          Gifford, Fred Oliver and Katherine Murphy to be appointed to and to constitute all the members of the Board of Directors of the Issuer. The appointment of such persons will require that the size of the board of directors of the Issuer increase from three to five.
          None of the Reporting Persons is currently a member of the Board of Directors. The Reporting Persons plan to elect Johnathan Hill as President of the Issuer, Sheila
          Irons as Vice President and Secretary and Katherine Murphy as
          Treasurer.

               Other than as described above, the Reporting
          Persons have no present plans or proposals that relate to or would result in any of the transactions listed in
          Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.
          -------------------------------------

(a) and (b)    Pursuant to Rule 13d-5(b)(1) of the
               Exchange Act, the Group is deemed to be the beneficial owner of an aggregate of 3,285,692 shares of Common Stock constituting approximately
               77.33% of the outstanding Common Stock of the Issuer (based on 4,249,060 shares of Common Stock outstanding on January 19, 1999).

               The table below provides the aggregate
               number and percentage of Common Stock beneficially owned by each member of the Group on January 19, 1999:

                                       Aggregate Number  Percentage of
                        Name                  of             Common
                                         Common Stock       stock(1)
               -------------------     ----------------  -------------
               Charles B. Humphrey         1,080,819         25.44%
               Johnathan M. Hill           1,080,819         25.44
               Sheila Irons,
                individually and as          302,630(2)       7.12
                Trustee of Humphrey
                Children's Trust
              Fred Oliver                     259,397         6.10
              David Tyrrell,
                individually and as           216,164(3)      5.09
                Trustee of the
                Katherine Desporte
                Tyrrell Trust
              Wayne Gifford                   172,931         4.07
              Katherine Murphy                 86,466         2.03
              Clay Moore                       86,466         2.03
                                         ---------------  -------------
                                 TOTAL      3,285,692        77.33%
                                         ===============  =============
               ______________
               (1) Based on 4,249,060 shares of Common Stock issued and outstanding as of January 19, 1999.
               (2)  Includes 216,164 shares held by Humphrey
                    Children's Trust for which the Reporting
                    Person is Trustee, but disclaims beneficial ownership.
               (3)  Includes 108,082 shares held by Katherine
                    Desporte Tyrrell Trust for which the
                    Reporting Person is Trustee, but disclaims beneficial ownership.

               Mr. Humphrey, Mr. Hill, Mr. Oliver, Ms. Irons, individually and as trustee of the Humphrey Children's Trust and Mr. Tyrrell, individually and as trustee of the Katherine Desporte Tyrrell Trust, each are also individually a Reporting Person, and beneficially own the number of shares of Common Stock of the Issuer and constituting the percentage of the Common Stock of the Issuer outstanding on January 19, 1999 as set forth in the table below. Each member of the Group hereby expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the Group or any other member thereof pursuant to Rule 13d-4 of the Exchange Act.

          (b) The table below summarizes the number of shares of Common Stock of the Issuer over which each member of the Group, including such persons who are also individually a Reporting Person, has sole voting and dispositive power and shared voting and dispositive power.



                                                        Percentage of
                                      Voting and          Voting and
                                      Dispositive        Dispositive(1)
                                 ---------------------  ---------------
                                    Sole       Shared    Sole    Shared
                                 -----------  --------  -------  -------
   Charles B. Humphrey             1,080,819      0      25.44%     0
   Johnathan M. Hill               1,080,819      0      25.44      0
   Sheila Irons, Individually
    and as Trustee of
    Humphrey Childrens Trust         302,630(2)   0       7.12      0
   Fred Oliver                       259,397      0       6.11      0
   David Tyrrell, individually
     and as Trustee of the
     Katherine Desporte Tyrrell
     Trust                           216,164(3)   0       7.12      0
   Wayne Gifford                     172,931      0       4.07      0
   Katherine Murphy                   86,466      0       2.03      0
   Clay Moore                         86,466      0       2.03      0
                                   ---------             ------
                      TOTAL        3,285,692              77.33%
                                   ==========            ======
    ______________
    (1) Based on 4,249,060 shares of Common Stock issued and outstanding as of January 19, 1999.
    (2)  Includes 216,164 shares held by Humphrey Children's
         Trust for which the Reporting Person is Trustee, but disclaims beneficial ownership.
    (3)  Includes 108,082 shares held by Katherine
         Desporte Tyrrell Trust for which the
         Reporting Person is Trustee, but disclaims beneficial ownership.

          (c) On January 19, 1999, simultaneously with the closing with the Sellers, the Group purchased an aggregate of 161,325 shares of the Common Stock of the Issuer constituting approximately 3.8% of the outstanding Common

               Stock of the Issuer (based on 4,249,060
               shares of Common Stock of the Issuer outstanding at January 19, 1999) from C. J. Cloarec, M.D. and Camrose Optical Co. in a privately negotiated transaction at a cash purchase price of $.10 per share, for an aggregate cash purchase price of $16,182.50.

               On December 31, 1998, the Group
               purchased 96,992 shares of the Common Stock of the Issuer constituting approximately 2.3% of the outstanding Common Stock of the Issuer (based on 4,249,060 shares of Common Stock of the Issuer outstanding at January 19, 1999) from William L. Furneaux and Lane D. Furneaux, tenants in common, in a privately negotiated transaction at a cash purchase price of $.10 per share, for an aggregate cash purchase price of $9,699.20.

               On January 4, 1999, the Group purchased
               54,375 shares of the Common Stock of the Issuer constituting approximately 1.3% of the outstanding Common Stock of the Issuer (based on 4,249,060 shares of Common Stock of the Issuer outstanding at January 19, 1999) from G. F. Ray, Jr. in a privately negotiated transaction at a cash purchase price of $.10 per shares, for an aggregate cash purchase price of $5,763.75.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Mr. Hill, a member of the Group, borrowed the funds he used to purchase the shares of Common Stock of the Issuer he acquired in the transaction described in the preceding Item from Charles B. Humphrey on January 19, 1999 under a Promissory Note and Stock Pledge Agreement, copies of which are attached as Exhibit 4, which Promissory Note provides for interest upon any outstanding balance at 10% and is payable February 28, 1999. The loan is secured under the Stock Pledge Agreement with Mr. Hill's 1,080,819 shares of Common Stock.

     On January 19, 1999, Mr. Hill and Mr. Humphrey entered into a letter agreement that provides Mr. Humphrey will purchase the 1,080,819 shares of Common Stock of the Issuer owned of record by Mr. Hill for $.1056 per share within five business days after receipt of notice from Mr. Hill and from the Bank of Oklahoma. The letter agreement states that Mr. Humphrey's agreement to purchase such shares expires on March 15, 1999.


ITEM 7.   Material to be Filed as Exhibits.
          ---------------------------------
          EXHIBIT
          -------

            1.      Joint Filing Agreement, dated
                    January 29, 1999, by and among H. Wayne
                    Gifford, Charles B. Humphrey, Johnathan M.
                    Hill, Fred

                    Oliver, David Tyrrell, individually and
                    as trustee of the Katherine Desporte
                    Tyrrell Trust, Clay Moore, Sheila Irons, individually and as trustee of the Humphrey Children's Trust, and Katherine Murphy.


          2.        Stock Purchase Agreement dated
                    January 19, 1999, by and among Edward B.
                    Brooks, Jr., Charles V.W. Brooks, Carol
                    Brady, Rebecca Feldt and Debra Brooks
                    Garrett, as Sellers, and H. Wayne Gifford,
                    Charles B. Humphrey, Johnathan M. Hill, John
                    P. Tatum II, Fred Oliver, David Tyrrell, individually and as trustee of the Katherine Desporte Tyrrell Trust, Clay Moore, Sheila Irons, individually and as trustee of the Humphrey Children's Trust, and Katherine Murphy, as Purchasers.

          3.        Agreement dated January 19,
                    1999 among Edward B. Brooks, Jr., Charles
                    V.W. Brooks, Carol Brady, Rebecca Feldt and
                    Debra Brooks Garrett, as Sellers, and H.
                    Wayne Gifford, Charles B. Humphrey, Johnathan
                    M. Hill,  Fred Oliver, David Tyrrell,
                    individually and as trustee of the Katherine
                    Desporte Tyrrell Trust, Clay Moore, Sheila
                    Irons, individually and as trustee of the Humphrey Children's Trust and Katherine Murphy, as Purchasers.

          4.        Promissory Note dated January
                    19, 1999 of Johnathan M. Hill and Stock
                    Pledge Agreement dated January 19, 1999
                    between Johnathan M. Hill and Charles B.
                    Humphrey.


          5.        Letter Agreement dated January
                    19, 1999 by and between Johnathan M. Hill and
                    Charles B. Humphrey.

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 29, 1999

                                        /s/ H. WAYNE GIFFORD
                                   ------------------------------
                                   H. WAYNE GIFFORD

                                        /s/ CHARLES B. HUMPHREY
                                   ------------------------------
                                   CHARLES B. HUMPHREY

                                        /s/ JOHNATHAN M. HILL
                                   ------------------------------
                                   JOHNATHAN M. HILL

                                        /s/ FRED OLIVER
                                   ------------------------------
                                   FRED OLIVER

                                    /s/ SHEILA IRONS, AS TRUSTEE
                                   ------------------------------
                                   SHEILA IRONS, TRUSTEE OF THE
                                   HUMPHREY CHILDREN'S TRUST

                                        /s/ SHEILA IRONS
                                   ------------------------------
                                   SHEILA IRONS

                                        /s/ KATHERINE MURPHY
                                   ------------------------------
                                   KATHERINE MURPHY

                                   /s/ DAVID  TYRRELL, AS TRUSTEE
                                   ------------------------------
                                   DAVID TYRRELL, TRUSTEE OF THE
                                   KATHERINE DESPORTE TYRRELL
                                   TRUST

                                        /s/ DAVID TYRRELL
                                   ------------------------------
                                   DAVID TYRRELL

                                        /s/ CLAY MOORE
                                   ------------------------------
                                   CLAY MOORE



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

                          EXHIBIT INDEX
                          -------------


     EXHIBIT NO.              DESCRIPTION
     -----------              -----------

     EXHIBIT 1      Joint Filing Agreement, dated
                    January 29, 1999 among H. Wayne Gifford,
                    Charles B. Humphrey, Johnathan M. Hill, Fred Oliver, David Tyrrell, Clay Moore, Sheila Irons, individually and as trustee of the Humphrey Children's Trust, and Katherine Murphy.

     EXHIBIT 2      Stock Purchase Agreement dated
                    January 19, 1999 among Edward B. Brooks, Jr., Charles V.W. Brooks, Carol Brady, Rebecca Feldt and Debra Brooks Garrett, as Sellers, and H. Wayne Gifford, Charles B. Humphrey, Johnathan M. Hill, Fred Oliver, David Tyrrell, Clay Moore, Sheila Irons, individually and as trustee of the Humphrey Children's Trust, and Katherine Murphy, as Purchasers.

     EXHIBIT 3      Agreement dated January 19,
                    1999 among Edward B. Brooks, Jr., Charles
                    V.W. Brooks, Carol Brady, Rebecca Feldt and
                    Debra Brooks Garrett, as Sellers, and H.
                    Wayne Gifford, Charles B. Humphrey, Johnathan
                    M. Hill, Fred Oliver, David Tyrrell, Clay
                    Moore, Sheila Irons, individually and as trustee of the Humphrey Children's Trust and Katherine Murphy, as Purchasers.

     EXHIBIT 4      Promissory Note dated January
                    19, 1999 of Johnathan M. Hill and Stock
                    Pledge Agreement dated January 19, 1999
                    between Johnathan M. Hill and Charles B.
                    Humphrey.

     EXHIBIT 5      Letter Agreegment dated
                    January 19, 1999 by and between Johnathan M.
                    Hill and Charles B. Humphrey.

                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including any amendments thereto) with respect to the Common Stock of GLADSTONE RESOURCES, INC.

Date:  January 29, 1999


                                        /s/ H. WAYNE GIFFORD
                                   ------------------------------
                                   H. WAYNE GIFFORD

                                        /s/ CHARLES B. HUMPHREY
                                   ------------------------------
                                   CHARLES B. HUMPHREY

                                        /s/ JOHNATHAN M. HILL
                                   ------------------------------
                                   JOHNATHAN M. HILL

                                        /s/ FRED OLIVER
                                   ------------------------------
                                   FRED OLIVER

                                    /s/  SHEILA IRONS, AS TRUSTEE
                                   ------------------------------
                                   SHEILA IRONS, TRUSTEE OF THE
                                   HUMPHREY CHILDREN'S TRUST

                                        /s/ SHEILA IRONS
                                   ------------------------------
                                   SHEILA IRONS

                                        /s/ KATHERINE MURPHY
                                   ------------------------------
                                   KATHERINE MURPHY

                                   /s/ DAVID  TYRRELL, AS TRUSTEE
                                   ------------------------------
                                   DAVID TYRRELL, TRUSTEE OF THE
                                   KATHERINE DESPORTE TYRRELL
                                   TRUST

                                        /s/ DAVID TYRRELL
                                   ------------------------------
                                   DAVID TYRRELL

                                        /s/ CLAY MOORE
                                   ------------------------------
                                   CLAY MOORE

                                                      EXHIBIT 2
                                                      ---------


                    STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (the "Agreement"), made and entered into as of this 19th day of January, 1999, by and between Edward B. Brooks, Jr. (a.k.a. E. B. Brooks, Jr.), a resident of Dallas, Texas; Charles V. W. Brooks, a resident of The Woodlands, Texas; Carol Brady, a resident of Dallas, Texas; Rebecca B. Feldt, a resident of Dallas, Texas; and Debra Brooks Garrett, a resident of Dallas, Texas; (collectively, the "Sellers") and H. Wayne Gifford, a resident of Dallas, Texas; Charles B. Humphrey, a resident of Dallas, Texas; Johnathan M. Hill, a resident of Dallas, Texas; Fred Oliver, a resident of Dallas, Texas; David Tyrrell, a resident of Dallas, Texas; Clay Moore, a resident of Dallas, Texas; Sheila Irons, individually and as Trustee of the Humphrey Children's Trust, a resident of Carrollton, Texas; and Katherine R. Murphy, a resident of Rowlett, Texas (collectively, the "Purchasers").

                       W I T N E S S T H:

     WHEREAS, the Sellers are the record and beneficial owner of 2,973,000 shares, or 70.050847%, of the issued and outstanding shares of common stock of Gladstone Resources, Inc., a Washington corporation (the "Company").

     WHEREAS, Sellers have agreed to sell to Purchasers, and Purchasers have agreed to purchase from Sellers, all of the shares of the common stock of the Company owned by the Sellers;

     NOW, THEREFORE, for and in consideration of the premises and mutual undertakings and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. SALE OF STOCK. Upon and subject to the terms and conditions set forth in this Agreement, Sellers hereby sell, assign, transfer and deliver to Purchasers good and valid title to Two
Million Nine Hundred Seventy-three Thousand (2,973,000) shares, or 70.050847%, of the issued and outstanding common stock of the Company (the "Shares") at the agreed aggregate purchase price of Three Hundred Fifteen Thousand Two Hundred Twenty-nine Dollars and Eighty-three Cents ($315,229.83), or $ .1060 per Share. The respective numbers of the Shares to be sold and delivered by each Seller and the respective portion of the aggregate purchase price to be received by each Seller are set forth on the signature pages hereto. Sellers hereby deliver to Purchasers stock certificates representing the Shares, endorsed in blank or accompanied by duly executed assignment documents. Purchasers hereby acknowledge receipt of the stock certificates evidencing the Shares, duly endorsed in blank and in proper form for transfer.

     2. PURCHASE PRICE AND CONSIDERATION. In consideration of Sellers' conveyance to the Purchasers of the Shares, Purchasers have concurrently, with the execution of this Agreement paid to Sellers the aggregate sum of Three Hundred Fifteen Thousand Two Hundred Twenty-nine Dollars and Eighty-three Cents ($315,229.83) in the form of separate checks. The respective number of Shares to be purchased and delivered to each Purchaser and the respective portion of the aggregate purchase price to be paid by each Purchaser are set forth on the signature pages hereto.

     3. REPRESENTATION AND WARRANTIES OF SELLERS. Sellers hereby, jointly and severally, represent and warrant unto each of the Purchasers as follows:

          a. AUTHORIZATION OF TRANSACTION. Each of the Sellers has full power and authority to execute and deliver this Agreement and to perform his respective obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each of the Sellers, enforceable in accordance with its terms and conditions. None of the Sellers is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or any other person or entity in order to consummate the transactions contemplated by this Agreement.

          b. NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which any of the Sellers are subject or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of the Sellers are a party, or by which any of the Sellers are bound, or to which any of the Sellers' assets are subject.

          c. NO BROKERS' FEE. None of the Sellers have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

          d. SHARES. Each of the Sellers holds of record and own beneficially all of the issued and outstanding Shares set forth opposite his name on the signature pages hereto, free and clear of any restrictions on transfer (other than any restrictions under federal and state securities laws), taxes, security interests, encumbrances, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands of any kind or character. None of the Sellers is a party to any option, warrant, purchase right or other contract or commitment that could require any of the Sellers to sell, transfer or otherwise dispose of any capital stock of the Company (other than this Agreement). None of the Sellers are a party to any shareholders agreement, voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

          e. CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 6,000,000 shares of common stock, with no par value, of which 4,244,060 shares of common stock are issued and outstanding. The stated value for all outstanding shares is $150,000. The Company does not have any form of shareholder rights or "poison pill" plan in effect.

          f. SEC DOCUMENTS. None of the filings made by the Company with the Securities and Exchange Commission ("SEC") between December
     31, 1997 and the date hereof (collectively, the "SEC Documents") contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading. The SEC Documents constitute all of the documents that the Company was required by applicable securities laws and regulations to file with the SEC since December 31, 1997. The financial statements of the Company included in the SEC Documents were prepared in accordance with generally accepted accounting principles ("GAAP") and fairly present, in all material respects in accordance with GAAP, the financial condition and results of operations and changes in financial position as of the dates thereof.

          g. NO MATERIAL CHANGES. Except as disclosed in any SEC Document, since December 31, 1997 there has not been any material adverse change in the condition (financial or otherwise), earnings, assets, liabilities (contingent or otherwise), properties, business or operations of the Company.

          h. REPRESENTATIONS OF PURCHASERS. Each Purchaser hereby, jointly and severally, represents that he is acquiring the Shares for investment and not with a view to distribution or resale, and none of the Shares received by Purchasers will be sold or transferred unless (i) such sale is registered in accordance with the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws or (ii) the Company receives an opinion of or satisfactory to counsel for the Company that registration under the Act and such securities laws is not required.

     4.   MISCELLANEOUS.

          a. ENTIRE AGREEMENT. This document sets forth the entire agreement and understanding between the parties hereto relating to the subject matter described herein and merges and supersedes all prior and contemporaneous discussions and documents relating thereto.

          b. FURTHER DOCUMENTS. Following the execution hereof, to the extent deemed reasonably necessary, the parties shall execute and deliver all such additional documents or instruments as shall be necessary or appropriate to carry out the intent of this Agreement.

          c. BINDING EFFECT. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, executors, administrators, successors and assigns.

          d. HEADINGS. Descriptive headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provisions hereof.

          e. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall constitute together but one and the same instrument.

          f. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Warranties and representations contained herein shall survive the sale of the Shares.

          g. GOVERNING LAW; VENUE. The validity, construction and enforcement of this Agreement shall be governed in all respect by the laws of the State of Texas without reference to applicable conflict of law provisions. Venue for any action brought with respect to this Agreement shall be solely in Dallas County, Texas.

          h. GENDER. Pronouns in masculine gender shall be construed to include any other gender, unless the context otherwise requires.


                              SELLERS:


Address:
5646 Milton                   EDWARD B. BROOKS, JR.
228 Meadows Bldg.             (a.k.a. E. B. BROOKS, JR.)
Dallas, Texas  75206          (Shares Sold: 1,910,000;
                              Purchase Price Received:
                              $202,518.99)


Address:
2829 South Log Run Circle     CHARLES V. W. BROOKS
The Woodlands, Texas  77380   (Shares Sold: 10,000;
                              Purchase Price Received: $1,060.31)


Address:
c/o Ted Brooks, Jr.           CAROL BRADY
5646 Milton                   (Shares Sold: 351,000;
228 Meadows Bldg.             Purchase Price Received:  $37,216.84)
Dallas, Texas  75206


Address:
c/o Ted Brooks, Jr.           REBECCA B. FELDT
5646 Milton                   (Shares Sold: 351,000;
228 Meadows Bldg.             Purchase Price Received: $37,216.84)
Dallas, Texas  75206

Address:
c/o Ted Brooks, Jr.           DEBRA BROOKS GARRETT
5646 Milton                   (Shares Sold: 351,000;
228 Meadows Bldg.             Purchase Price Received: $37,216.84)
Dallas, Texas  75206

                              PURCHASERS:


Address:
4625 Greenville Ave.          H. WAYNE GIFFORD
Suite 202                     (Shares Purchased: 156,474;
Dallas, TX  75206             Purchase Price Paid: $16,591.04)



Address:
3500 Oak Lawn Ave.            CHARLES B. HUMPHREY
Suite 590, LB 49              (Shares Purchased: 977,961;
Dallas, TX  75219             Purchase Price Paid: $103,694.03)



Address:
3506 Grenada                  JOHNATHAN M. HILL
Dallas, TX  75205             (Shares Purchased: 977,961;
                              Purchase Price Paid: $103,694.03)



Address:
4625 Greenville Ave.          FRED OLIVER
Suite 205                     (Shares Purchased: 234,711;
Dallas, TX  75206             Purchase Price Paid: $24,886.57)



Address:
4625 Greenville Ave.          DAVID TYRRELL
Suite 203                     (Shares Purchased: 195,592;
Dallas, TX  75206             Purchase Price Paid: $20,738.80)

Address:
6440 N. Central Exp.          CLAY MOORE
Suite 620                     (Shares Purchased: 78,237;
Dallas, TX  75206             Purchase Price Paid: $8,295.52)



Address:
3500 Oak Lawn Ave.            HUMPHREY CHILDREN'S TRUST
Suite 590, LB 49              Sheila Irons, Trustee
Dallas, TX  75219             (Shares Purchased: 195,592;
                              Purchase Price Paid: $20,738.80)



Address:
2212 Salem                    SHEILA IRONS
Carrollton, Texas  75006      (Shares Purchased: 78,237;
                              Purchase Price Paid: $8,295.52)



Address:
2005 Faulkner Drive           KATHERINE R. MURPHY
Rowlett, Texas  75088         (Shares Purchased: 78,237;
                              Purchase Price Paid: $8,295.52)

                                                   EXHIBIT 3
                                                   ---------

                            AGREEMENT

     This Agreement is entered into this 19th day of January, 1999 among Edward B. Brooks, Jr., a resident of Dallas, Texas; Charles V. W. Brooks, a resident of The Woodlands, Texas; Carol Brady, a resident of Dallas, Texas; Rebecca Feldt, a resident of Dallas, Texas; Deborah Brooks Garrett a resident of Dallas, Texas; (collectively, the "Sellers") and H. Wayne Gifford, a resident of Dallas, Texas; Charles B. Humphrey, a resident of Dallas, Texas; Johnathan M. Hill, a resident of Dallas, Texas; Clay Moore, a resident of Dallas, Texas; Fred Oliver, a resident of Dallas, Texas; David Tyrrell, a resident of Dallas, Texas; Sheila Irons, individually and as Trustee of the Humphrey Children's Trust, a resident of Carrollton, Texas; and Katherine
R. Murphy, a resident of Rowlett, Texas (collectively, the
"Purchasers").

                            RECITALS

     WHEREAS, Purchasers are today purchasing from Sellers the outstanding capital stock of Gladstone Resources, Inc. (the
"Company") owned by Sellers pursuant to that certain Stock
Purchase Agreement (the "Stock Purchase Agreement") among Sellers and Purchasers;

     WHEREAS, it is a condition precedent to Purchasers entering into and consummating the stock purchase under the Stock Purchase
Agreement that Sellers enter into this Agreement;

     NOW, THEREFORE, for and in consideration of the premises and the mutual undertakings and agreements contained in this Agreement, the sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. CONSENT. The Company has entered into that certain Purchase and Sale Agreement (the "Sale Agreement") with EXCO Resources,
Inc. ("EXCO") pursuant to which the Company will sell (the
"Sale") to EXCO certain of its oil and gas properties that generate approximately 80-85% of the Company's revenue. Each
Seller is familiar with the Sale Agreement and its impact on the Company and hereby approves and consents to the Sale under the Sale Agreement. Each Seller acknowledges that Purchasers are entering into the Stock Purchase Agreement in part in reliance upon this consent of the Sellers and the other agreements of Sellers contained herein.

     2. INDEMNIFICATION. Each Seller hereby agrees, jointly and severally, to indemnify and hold harmless each Purchaser and his, her or its respective heirs, executors, administrators, successors and assigns, from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses, including, without limitation, reasonable legal fees, in any manner arising out of or as a result of the Sale.

     3. BOARD OF DIRECTORS. Each Seller agrees to take or cause to be taken, all such action as shall be necessary to cause
Johnathan M. Hill, Charles B. Humphrey, H. Wayne Gifford, Fred
Oliver and Katherine R. Murphy to be appointed to and constitute all the members of the Board of Directors of the Company.

     4. ENTIRE AGREEMENT. This document sets forth the entire Agreement and understanding between the parties hereto related to the subject matter described herein and together with the Stock Purchase Agreement and other agreements referenced therein and executed in connection therewith merges and supersedes all prior and contemporaneous discussions and documents relating to such subject matter.

     5. FURTHER DOCUMENTS. Following the execution hereof, to the extent deemed reasonably necessary, the parties shall execute and deliver all additional documents or instruments as shall be necessary or appropriate to carry out the intent of this Agreement.

     6. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors and assigns.

     7. HEADINGS. Descriptive headings contained in this Agreement are for convenience only and shall not control or effect the meaning or construction of any provision hereof.

     8. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall constitute together but one in the same instrument.

     9. GOVERNING LAW; VENUE. The validity, construction and enforcement of this Agreement shall be governed in all respects by the laws of the State of Texas without reference to applicable conflict of law provisions. Venue to any action brought with respect to this Agreement shall be solely in Dallas County, Texas.

                     [Signature page follows]

SELLERS:                         PURCHASERS:

_______________________________  _______________________________
Edward B. Brooks, Jr.            H. Wayne Gifford

_______________________________  _______________________________
Charles V. W. Brooks             Charles B. Humphrey

_______________________________  _______________________________
Carol Brady                      Johnathan M. Hill

_______________________________  _______________________________
Rebecca Feldt                    Clay Moore

_______________________________  _______________________________
Deborah Brooks Garrett           Fred Oliver

                                 _______________________________
                                 David Tyrell

                                 _______________________________
                                 Sheila Irons

                                 _______________________________
                                 Humphrey Children's Trust

                                 _______________________________
                                 Katherine Murphy

                                                    EXHIBIT 4
                                                    ---------

                        PROMISSORY NOTE


$125,000                                         January 19, 1999


     FOR VALUE RECEIVED, the undersigned ("Maker") hereby promises to pay to the order of Charles B. Humphrey ("Payee"), at 3500 Oak Lawn Avenue, Suite 590, Dallas, Texas 75219 or at such other place as the holder may designate in writing from time to time, the principal amount of ONE HUNDRED TWENTY FIVE THOUSAND DOLLARS ($125,000) in lawful money of the United States of America upon the following terms:

     1. INTEREST. The unpaid principal amount of this note from time to time outstanding shall bear interest from the date of this Note at the rate of ten percent (10%) per annum calculated on the basis of a 365-day calendar year. Notwithstanding the foregoing, upon default as set forth in Section 7 of this Note, the unpaid principal balance of principal and accrued interest then declared due and payable shall bear interest at the rate of fifteen percent (15%) per annum, calculated as set forth above.

     2.   PAYMENT.  This Note shall be due and payable as follows:

          (a) The principal amount of this Note shall be due and payable in full in one (1) installment on February 28, 1999.

          (b) Interest on the outstanding principal balance of this Note shall be due and payable as it accrues contemporaneously with and in addition to the principal installment paid on this Note, in accordance with the provisions of Section 2(a) above.

          (c) Payments shall be first applied to accrued and unpaid interest due at the time of such payment and then to principal.

     3.   SECURITY.  The payment of the indebtedness evidenced this
Note is secured by a security interest in 1,080,820 shares of Maker's common stock in Gladstone Resources, Inc., a Washington corporation, granted by Maker to Payee, dated of even date herewith. In no event shall the reference to the Stock Pledge Agreement herein impair the absolute obligation for the performance of all the terms and conditions of this note.

    4. PREPAYMENTS. Any installment of principal or interest payable under the terms of this Note may be prepaid in whole or in part at any time and from time to time before its maturity date, without any penalty or premium; provided, however, that prepayments shall be first applied to accrued and unpaid interest due at the time of such prepayment and then to principal installments in the inverse order of their maturity.

     5. UNCONDITIONAL LIABILITY. The liability of any maker or endorser under this Note shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder of this Note, including but without being limited to any extension of time, renewal or release of security.

     6. NO WAIVER BY PAYEE. No delay on the part of Payee in the exercise of any power or right under this Note or under any other instrument executed pursuant to this Note shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any power or right.

     7. DEFAULT. If Maker fails or refuses to pay any part of the principal or interest on this Note or any other indebtedness of Maker to Payee when the same becomes due, then, upon prior written notice by Payee to Maker and upon the failure of Maker to cure the default specified in the notice within ten (10) days of receipt of such notice, the holder of this Note may, at his option, declare the entire unpaid balance of principal and accrued interest on this Note to be immediately due and payable, and the amount declared due and payable shall bear thereafter interest as provided in Section 2 of this Note. The holder may proceed to enforce payment of this Note and to exercise any and all rights and remedies available to him under this Note and applicable laws of the United States or the State of Texas.

     8. USURY. All agreements between the Maker and Payee hereof, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of the maturity hereof, or otherwise, shall the amount paid, or agreed to be paid to the Payee hereof for the use, forbearance or detention of the funds advanced pursuant to this Note, or otherwise, or for payment or performance of any covenant or obligation contained herein or in any other document or instrument evidencing, securing or pertaining to this Note exceed the maximum amount permissible under applicable law. If from any circumstances whatsoever fulfillment of any provisions hereof or any other document or instrument described herein, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Payee hereof shall ever receive anything of value deemed interest by applicable law, which would exceed interest at the highest lawful rate, such amount which would be excessive interest will be applied to the reduction of the unpaid principal balance of this Note or on account of any other principal indebtedness of the Maker to the Payee hereof, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of this Note and such other indebtedness, such excess shall be refunded to the Maker All sums paid, or agreed to be paid, by the Maker for the use, forbearance or detention of the indebtedness of the Maker to the Payee of this Note shall to the extent permitted by applicable law, be amortized, prorated, allocated and spread through out the full term of such indebtedness until payment in full so that the actual rate of interest on account of such indebtedness is uniform throughout the term hereof. The terms and provision of this paragraph shall control and supersede every other provision of all agreements between the Maker and Payee hereof.

     9. COLLECTION EXPENSES. In the event this Note is placed in the hands of an attorney for collection after this Note shall for any reason become due, whether or not suit is brought, or if this
Note is collected by any legal proceedings, or under any foreclosure proceedings, the undersigned Maker shall pay all costs of collection of any amounts due under this Note, including, without limitation, reasonable attorneys' fees and expenses of the holder of this Note.

     10. SEVERABILITY. In case any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Note, and in lieu of such unenforceable provision there will be added automatically as part of this Note a provision as similar in terms as may be valid, legal and enforceable.

     11. HEADINGS. The descriptive headings for the several sections of this Note are inserted for convenience only and do not constitute a part of this Note.

     12. GOVERNING LAW. This Note shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas without regard to conflict of law provisions and, to the extent applicable, federal law.

     13. BINDING EFFECT. This Note and all of the provisions, conditions, promises and covenants of this Note shall be binding in accordance with the terms of this Note upon Maker and his successors and assigns.

     14. NO ASSIGNMENT. The holder of this Note shall not have right to assign, sell, transfer ownership, discount, pledge as security or otherwise use the value of this Note without written consent of the Maker.

     EXECUTED as of the date first above written.



                              MAKER:


Address:                      /S/ JOHNATHAN M. HILL
                              ---------------------------
                              Johnathan M. Hill
3506 Granada
Dallas, Texas 75238

                     STOCK PLEDGE AGREEMENT


           This Stock Pledge Agreement (the "Agreement") is made and entered into this 19th day of January, 1999, by and between Johnathan M. Hill (the "Pledgor") and Charles B. Humphrey (referred to as the "Pledgee"), with reference to the following facts.

                            RECITALS

     1. Pledgee is the payee of a certain promissory note made by Pledgor, dated as of the date hereof, with a principal amount of one hundred twenty-five thousand ($125,000) (the "Note") and with other terms and conditions as set forth therein.

     2. Pursuant to the terms of a Stock Purchase Agreement dated as of the date hereof, by and among the Pledgor and Pledgee as Purchasers and others (the "Purchase Agreement"), the Pledgor is acquiring 1,080,819 shares (the "Collateral") of the issued
and   outstanding  stock  of  Gladstone  Resources,   Inc.   (the
"Company").

     3. The purchase price for the Collateral acquired from Sellers under the Purchase Agreement is represented by the Note.

     4. The Pledgee and Pledgor intend by the pledge of the Collateral hereunder to secure the performance of the obligations of the Pledgor under the Note and to Pledgee under the Purchase
Agreement.

     NOW, THEREFORE, for and in consideration of the foregoing and the mutual promises contained herein, the parties agree as follows:

     1. GRANT OF SECURITY INTEREST. Pledgor hereby grants to the Pledgee a security interest in, and assigns and transfers to and pledges with the Pledgee, the Collateral represented by Certificate No. ____, duly endorsed in blank or accompanied by an assignment separate form certificate duly endorsed in blank.

     2. DEPOSIT WITH PLEDGEHOLDER. The endorsed certificate representing the collateral shall be delivered to Charles B. Humphrey ("Pledgeholder"), to retain in his possession for and on behalf of Pledgee. Pledgeholder shall hereafter hold the certificate in accordance with the terms of this Agreement. Pledgeholder shall use reasonable care in the custody and preservation of said certificate and shall not encumber or dispose of the Collateral except in accordance with the provision of this Agreement.

     3.     PAYMENT  OF  DIVIDENDS.   During  the  term  of  this
Agreement, all cash dividends and other amounts payable with respect to the Collateral, whether in the form of dividends or otherwise, shall be payable to Pledgor.

     4. VOTING RIGHTS. During the terms of this Agreement, and so long as the Pledgor is not in default in the performance of any of the terms of this Agreement or in the payment of the principal of the Note, the Pledgor shall have the right to vote the Collateral on all corporate matters.

     5. RIGHTS IN THE COLLATERAL. Pledgee's rights under this Agreement are limited to the rights granted to Pledgee hereunder; the Pledgor shall otherwise be entitled to exercise all shareholder rights in the Collateral, including the right to vote as provided in Section 4 above.

     6. ADDITIONAL COLLATERAL. In the event that, during the term of this Agreement, any stock dividend, reclassification, readjustment, merger, reorganization, liquidation or other change is declared or made in the capital structure of the Company, all new, substituted and additional shares or other securities, distributed or issued by reason of any such change, together with any stock dividends issued in respect of the Collateral, shall be assigned to or distributed to the Pledgeholder in accordance with
Section 2 above and held by the Pledgeholder under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder.

     7. WARRANTS AND OPTIONS. In the event that, during the term of this Agreement, warrants or any other rights or options shall be issued in connection with the Collateral, such warrants, rights and options shall be immediately assigned by the Pledgee to the Pledgor, and if exercised by the Pledgor, all new shares or other securities so acquired by the Pledgor shall be immediately assigned to or distributed to the Pledgeholder in accordance with Section 2 above, to be held under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder.

     8. RETURN OF COLLATERAL. Pledgeholder shall retain possession of the Collateral until Pledgor's payment in full of the sums due under the Note. Upon written notice and evidence satisfactory to the Pledgeholder from Pledgor that such obligations have been satisfied, Pledgeholder shall release the Collateral in accordance with instructions of the Pledgor and shall transfer to the Pledgor the Collateral, together with any dividends, property, additional shares of other forms of additional collateral held by the Pledgeholder hereunder and otherwise payable to Pledgee in satisfaction of Pledgor's obligations to Pledgee.

     9.    PROHIBITION  OF  TRANSFER.   Notwithstanding  anything
herein to the contrary, neither Pledgor nor Pledgee shall attempt to assign, transfer or otherwise dispose of the Collateral while it is in the possession of Pledgeholder.

     10.   WARRANTIES.   Pledgor represents, warrants,  covenants
and agrees to and with Pledgee that:

          (a) Pledgor is the legal and beneficial owner of the Collateral;

          (b) No dispute, right of setoff, or counterclaim exists with respect to all or any part of the Collateral;

          (c) Pledgor is the owner of the Collateral free and clear of any pledge, mortgage, hypothecation, lien, charge, encumbrance or security interest in the Collateral or the proceeds thereof, except as herein created;

          (d) Except for matters arising by reason of state or federal securities laws, there are no restrictions upon the transfer of any of the Collateral;

          (e) Pledgor has the right to transfer the Collateral free of any encumbrances and without obtaining the consent of any other party which has not already been obtained;

          (f) The execution and delivery of this Agreement and the performance of its terms will not violate or constitute a default under the terms of any agreement, or other instrument, license, judgment, decree, order, law, statute, ordinance, or other governmental rule or regulation applicable to Pledgor or any of Pledgor's property; and

     11. PLEDGEHOLDER. Pledgeholder shall act as a depositary only and shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it hereunder, or with respect to form or execution of the same, or the identity, authority or right of any person executing or depositing the same. Pledgeholder shall be protected in acting upon any notice, request, waiver, consent, receipt or other paper or document believed by Pledgeholder to be signed by the proper party or parties. Pledgeholder shall not be liable for any error or judgment or for any act done or step taken or omitted by it in good faith or for any mistake of act or law, or for anything which it may refrain for doing in connection herewith, except his own willful misconduct.

     12. TAXES AND CLAIMS. Pledgor agrees to pay all taxes, charges, liens and assessments against the Collateral arising during the term of this Agreement.

     13. EVENTS OF DEFAULT. At the option of the Pledgee, and upon written notice to Pledgor, the happening of any of the following events shall constitute and Event of Default hereunder.

          (a)   Failure by the Pledgor to keep or perform any  of
the terms or provision of     this Agreement binding on Pledgor.

          (b) An Event of Default by Pledgor under and as defined in the Note.

          (c) Any breach by Pledgor of his obligations to Pledgee under the Purchase Agreement.

     14. POWER OF ATTORNEY. After the occurrence of an Event of Default hereunder, Pledgor hereby irrevocably appoints Pledgee, and his successors and assigns, as Pledgor's true and lawful attorney to collect and receive all the Collateral granting Pledgee full power and authority to do and perform every act and thing whatsoever necessary as fully as if Pledgor might or could do, with full power of substitution and revocation.

     15. REMEDIES. Upon the expiration of thirty (30) days after the occurrence of an Event of Default hereunder, Pledgee may, unless such Event of Default has been cured within such 30-day period, in addition to any and all other rights and remedies which the Pledgee may then have hereunder, under the California Uniform Commercial Code ("UCC") or otherwise, at Pledgee's option and in Pledgee's discretion and without notice to Pledgor, take any one or more of the following actions, without liability except to account for property actually received by Pledgee:

          (a) Receive dividends, income, property and other distributions with respect to the Collateral and hold them or apply them to the obligations under the Note;

          (b) Exercise or cause to be exercised all voting and corporate powers with respect to any Collateral, including all rights of conversion, exchange, subscription, or any other rights, privileges or options pertaining to the Collateral;

          (c)   Exchange  any  of the Collateral  for  any  other
property upon a reorganization, dissolution, or other readjustment and, in connection therewith, deposit any of the Collateral with a committee or depositary upon such terms as Pledgee may determine;

          (d) In Pledgee's name, or in the name of Pledgor, demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral;

          (e) Reduce Pledgee's claim to judgment or foreclosure or otherwise enforce the security interest created herein, in whole or in part, by any available judicial procedure;

          (f) Without demand of performance or other demand, advertisement or notice of any kind (except the notice required under the UCC) to Pledgor forthwith realize upon the Collateral or any part thereof, and agree to sell or otherwise dispose or deliver the Collateral or any part thereof or interest therein, in one or more portions at the public or private sale or sales, at such prices and on such terms (including, without limitation, a requirement that any purchaser of all or any part of the Collateral purchase the interest constituting the Collateral for investment without any intention to make any distribution thereof) as Pledgee deems best, for cash or on credit, or for future delivery without assumption of any risk or the right of Pledgor or any purchaser to purchase upon any such sale the whole or any part of the Collateral free from any right of equity of redemption in Pledgor, which right or equity is hereby expressly waived and released.

     16. SECURITIES LAW. Pledgor agrees that, because of the Securities Act of 1933, as amended, or any other laws or regulations, and for other reasons, there may be legal and/or practical consideration or limitations affecting Pledgee in any attempts to dispose of certain portions of the Collateral and for the enforcement of Pledgee's rights. For these reasons, Pledgee is hereby authorized by Pledgor, but not obligated, upon the occurrence of any Event of Default, to sell all or any part of the Collateral at a private sale, subject to investment letter or in any other manner which will not require the Collateral, or any part thereof, to be registered in accordance with the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder or any other laws or regulations, at the best price reasonably attainable by Pledgee at such private sale or other distribution in the manner mentioned above. Pledgor understands that Pledgee may, in Pledgee's discretion, approach a limited number of potential purchasers and that a sale under such circumstances may yield a lower price for the Collateral, or any part or parts thereof, than would otherwise be obtainable if same were either afforded to a larger number of potential purchasers, or registered or sold in the open market. Pledgor agrees that such private sale shall be deemed to have been made in a commercially reasonable manner, and that Pledgee has no obligation to delay the sale of any Collateral to permit the issuer thereof to register it for public sale under any applicable federal or state securities laws.

     17. APPLICATION OF PROCEED OF SALE. In the event of sale pursuant to Section 15 above, the proceeds of such sale shall be applied in the following order: (a) to the reasonable expenses of retaking, holding, preparing for sale, selling, and the like and, to the extent provided in this Agreement and not prohibited by law, the reasonable attorney's fees and legal expenses incurred by the Pledgee; (b) to the satisfaction of indebtedness or obligations secured by this Agreement under which the disposition is made; (c) to the satisfaction of indebtedness secured by any subordinate security interest in the Collateral if written notice and demand thereof is received prior to distribution of the proceeds, and providing reasonable proof of such interest of interests is timely furnished to the Pledgee; and (d) to the Pledgor. The Pledgee may buy the Collateral at a public sale or at a private sale under the conditions specified in the UCC. Any sale hereunder may be conducted by any auctioneer or any officer, attorney or agent of the Pledgee.

     18. ORDER OR ENFORCEMENT WAIVER. Pledgor waives any rights to require the Pledgee to proceeds against any other person or to pursue any other remedy in the Pledgee's power, including by way of illustration only foreclosing against any other collateral given by Pledgor to Pledgee to secure the obligations secured by this Agreement.

     19. CUMULATIVE REMEDIES; WAIVER. The rights, powers and remedies given to the Pledgee by virtue of this Agreement shall be in addition to all rights, powers and remedies given to the Pledgee by virtue of the UCC or any other statute or rule of law. Any forbearance, failure or delay by the Pledgee in exercising any right, power or remedy hereunder shall not be deemed to waive such right, power or remedy, and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof.

     20. EXPENSES AND ATTORNEY'S FEES. Pledgor hereby agrees to pay all costs and expenses, including without limitation all reasonable costs and expenses of preparing for sale and selling the Collateral, all collection agency fees and expenses, reasonable attorney's fees and costs of suit which the Pledgee may incur in the exercise, preservation or enforcement of the Pledgee's rights, powers and remedies hereunder or otherwise under law.

     21. SUCCESSORS AND ASSIGNS. Each and all of the covenants, conditions and restrictions contained in this Agreement shall inure to the benefit of and shall binding upon the heirs, assigns and other successors in interest of Pledgor and Pledgee. Nothing in this Agreement shall be construed to permit Pledgor to assign or transfer this Agreement or the Note without the prior written consent of Pledgee.

     22. SEVERABILITY. If any term, covenant, condition or provision of this Agreement or portion thereof is determined to be invalid, void or unenforceable for any reason, the remainder of the provisions contained herein or portions thereof shall remain in full force and effect.

     23. TERM. This Agreement shall remain in full force and effect unless and until the Pledgor's obligations under the Note are discharged in full, whereupon Pledgee shall take all actions and execute all documents as may be necessary or appropriate in order to terminate Pledgee's security interest in the Collateral.

     24. NOTICE. Any notice, demand or requires required or permitted to be given hereunder shall be in writing and shall be deemed effective when given if served personally, twenty-four
(24) hours after having been delivered to an overnight mail or air express service for the next-day delivery, or three (3) days after having been deposited in the United States mail, postage prepaid, registered or certified, and addressed to the other party at his principal office set forth below (and any party may change his address for purposes of this Agreement by written notice given to the other party):

          Pledgee:  Charles B. Humphrey
                    Gladstone Resources, Inc.
                    3500 Oak Lawn Avenue, Suite 590
                    Dallas, Texas 75219

          Pledgor:  Johnathan M. Hill
                    3506 Granada
                    Dallas, Texas 75238

     25. CAPTIONS. Any titles or captions of sections contained in this Agreement are for convenience only and shall not be deemed part of the substantive content of this Agreement.

     26. INTERPRETATION. Each party and counsel for each party have reviewed and revised this Agreement and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party and shall not be employed in the construction or interpretation of this Agreement or any amendments or exhibits hereto.

     27. AMENDMENT. This Agreement may be amended or modified from time to time only in a writing executed by all parties to this Agreement.

     28. GOVERNING LAW. This Agreement shall be governed by and be construed in accordance with the laws of the State of Texas, excluding that body of law denominated as the choice of law rules.

     29. PLEDGEHOLDER COSTS. Pledgor agrees to pay to Pledgeholder a reasonable fee, based upon the hourly charges of his attorneys, paralegals, or other employees or agents, each time Pledgeholder is required to perform any act or service under this Agreement solely in his capacity as the Pledgeholder hereunder, and further agrees to pay any charges incurred by Pledgeholder in performance of his obligations under this Agreement.

     30. INTERPLEADER. The Pledgeholder will not be required to make delivery of the Collateral or any portion thereof to either Pledgee or Pledgor unless, in the Pledgeholder's exclusive judgment, such payment or delivery may be made without the Pledgeholder incurring any liability. If conflicting demands are made or notice is served upon the Pledgeholder with respect to this Agreement, Pledgee and Pledgor agree that the Pledgeholder will have the absolute right to elect to do either or both of the following: (a) withhold and stop all further proceedings under, and performance of, this Agreement, or (b) file a suit in interpleader and obtain an order from the court requiring the parties to interplead and litigate in such court their several claims and rights amongst themselves. In the event such interpleader suit is brought, the

Pledgeholder will be fully released and discharged from all obligations to further perform any and all duties or obligations imposed upon the Pledgeholder hereunder, and the parties jointly and severally agree to pay the Pledgeholder all costs, expenses and reasonable attorney's fees expended or incurred by the Pledgeholder as may be fixed by the court in such suit.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement the day and year first above written.

                              PLEDGOR:


                                   /s/ JOHNATHAN M. HILL
                              -----------------------------------
                              Johnathan M. Hill


                              PLEDGEE:


                                   /s/ CHARLES B. HUMPHREY
                              -----------------------------------
                              Charles B. Humphrey

                                                       EXHIBIT 5
                                                       ---------




January 19, 1999



Mr. Johnathan M. Hill
3500 Oak Lane, Suite 590
Dallas, TX  75219

       Re:  Gladstone Stock Purchase

Dear John:

It is my understanding that your lender, Bank of Oklahoma (BOK) will be advancing you from your Line of Credit the funds necessary to acquire a certain stock position in Gladstone
Resources, Inc.

It is contemplated that you and I will each be purchasing
1,080,984 shares at an average cost of $.1056 cents per share for a total consideration of $144,103.71 each, along with some other parties for varying interests.

Pursuant to our agreement, I will agree to purchase the above referenced shares, free and clear of any encumbrances, as outlined above for $.1056 cents per share, within five (5) business days after receipt of written notice by yourself and BOK. This offer to "put" the stock back to me will expire on March 15, 1999, at which time, if no notice is given, my obligation to purchase said interests will be null and void.

For any banking or financial references, please feel free to contact Dan Strodel at Compass Bank, Dallas, (214) 706-8042.

                                   Sincerely,



                                   Charles B. Humphrey